CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

September 1, 2009

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Registration Statement on Form S-1
        File No. 333-151085
        Filed July 9, 2009

Dear Mr. Brown or Ms. Moncada-Terry:

Please consider this letter the request of Crater Mountain Resources, Inc., Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Thursday, September 3, 2009, at 12:00 noon, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Registrant hereby acknowledges that:

-  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

-  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance in this matter.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO